BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

05009839

11 July 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sarah Hunter**
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 July 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

News release

Embargoed until 0700 hrs Monday 11 July 2005

BAA's UK airports post 4.3% increase in June Traffic

BAA's UK airports recorded a total of 13.4 million passengers in June, an increase of 4.3% on June 2004.

Other Long Haul markets recorded the highest growth, 11.1%, primarily owing to increases in traffic on Indian services and routes to and from China. European scheduled markets grew 5.7% and North Atlantic markets increased 0.7%. Additional services enabled an increase of 10.5% for the Irish market, while UK Domestic traffic rose 4.0%. The European Charter market was again subdued, falling 5.9%.

Among individual airports, passenger numbers at Heathrow were 1.1% higher than June 2004 with Long Haul traffic growth offsetting a contraction in short haul services caused by the growing popularity of low cost services.

Elsewhere, Stansted increased 9.2%, Gatwick added 4.6% and Southampton posted the highest increase in the group adding 31.7%. Of BAA's three Scottish airports, Glasgow increased 4.3%, Edinburgh added 9.6% and Aberdeen grew 9.3%. The combined increase for BAA's Scottish airports was 7.1%.

Air Transport Movements during the month increased 4.6%, while cargo tonnage grew 0.4%, reflecting a worldwide slowing in air cargo growth.

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Duncan Bonfield, BAA plc**
tel + 44 (0)20 7932 6831

City enquiries: **Sarah Hunter, BAA plc**
Tel +44 (0)20 7932 6692

BAA Traffic Summary : June 2005

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Jun 05	% Change**	12 months to Jun 05	% Change***
Heathrow	6,000.2	1.1	17,209.9	0.8	67,786.1	2.7
Gatwick	3,220.5	4.6	8,484.9	3.5	32,292.9	6.0
Stansted	2,010.4	9.2	5,670.2	7.8	21,578.3	7.2
London Area Total	**11,231.1**	**3.5**	**31,365.0**	**2.7**	**121,657.3**	**4.3**
Southampton	181.0	31.7	495.8	27.4	1,656.6	14.5
Glasgow	890.8	4.3	2,327.6	2.7	8,674.3	5.3
Edinburgh	790.4	9.6	2,228.3	8.6	8,222.9	6.6
Aberdeen	257.9	9.3	732.6	8.7	2,748.0	7.4
Scottish Total	**1,939.1**	**7.1**	**5,288.5**	**6.0**	**19,645.1**	**6.2**
BAA Total	**13,351.2**	**4.3**	**37,149.2**	**3.4**	**142,959.0**	**4.7**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Jun 05	% Change**	12 months to Jun 05	% Change***
Heathrow	39,640	0.3	119,168	0.9	470,636	0.9
Gatwick	23,093	4.5	65,217	4.5	247,941	4.7
Stansted	15,653	3.2	45,708	1.4	177,413	0.9
London Area Total	**78,386**	**2.1**	**230,093**	**2.0**	**895,990**	**1.9**
Southampton	4,036	28.4	11,589	25.1	40,285	12.1
Glasgow	9,167	7.9	25,126	4.0	94,441	4.9
Edinburgh	10,451	7.5	30,391	5.9	114,249	3.9
Aberdeen	8,061	13.2	23,190	11.9	86,711	8.8
Scottish Total	**27,679**	**9.2**	**78,707**	**7.0**	**295,401**	**5.6**
BAA Total	**110,101**	**4.6**	**320,389**	**3.9**	**1,231,676**	**3.1**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Jun 05	% Change**	12 months to Jun 05	% Change***
Heathrow	109,861	-1.6	328,532	-0.3	1,322,682	5.5
Gatwick	17,124	3.2	52,431	-0.5	215,891	-2.5
Stansted	20,957	9.3	62,674	12.5	235,466	8.8
London Area Total	**147,942**	**0.4**	**443,637**	**1.3**	**1,774,039**	**4.9**
Southampton	26	4.0	61	-10.3	254	-10.9
Glasgow	939	10.0	2,170	2.4	8,704	35.2
Edinburgh	2,281	-3.7	6,430	-5.3	27,793	5.4
Aberdeen	366	8.9	1,056	12.3	3,990	11.4
Scottish Total	**3,586**	**0.8**	**9,656**	**-1.9**	**40,487**	**11.3**
BAA Total	**151,554**	**0.4**	**453,354**	**1.3**	**1,814,780**	**5.0**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of June 2004

** compared to the three months April to June 2004

*** compared to the twelve months to June 2004

Market Comparison: June 2005

Market	*BAA Total Jun 04 (000s)*	*BAA Total Jun 05 (000s)*	*% Change*
Domestic	2,316	2,409	4.0
Eire	559	617	10.5
European Scheduled	5,011	5,298	5.7
European Charter*	1,435	1,350	-5.9
North Atlantic	1,869	1,882	0.7
Other Long Haul	1,614	1,794	11.1
Total	**12,804**	**13,351**	**4.3**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.